Exhibit 4.32

Property Lease Agreement

Lessor (Party A): Colori Inc.

Lessee (Party B): Shanghai Juhao Information Technology Co., Ltd

On the basis of voluntariness and equality, Party A and Party B have reached the following agreement on property leasing through consultation:

1.	Location, area, structure, decoration and facilities of the property: Located in Longliqi Industrial Park, Changshu, Jiangsu Province, covering an area of 6640 square meters. The address is: No. 46-5 Xinzhuang Avenue, Xinzhuang County, Changshu City, Jiangsu Province.

2.	Lease purpose: For Party B's storage of products and materials.

3.	Lease term: From January 1, 2022 to December 31, 2022

4.	Rent and payment method: The rent is RMB 1,803,200 per year.

5.	Property maintenance responsibility: Party B shall not change the warehouse structure during storage.

6.	Agreement on sublease: During the lease term, if Party A transfers the ownership of the leased property to a third party, it is not necessary to seek the consent of the lessee, but it shall inform the lessee of the transfer of ownership. If Party B transfers the lease to a third party due to work needs, it must obtain the consent of the lessor in advance.

7.	Modification and termination of contract:

If one party fails to perform the contract for more than 10 days, the non-breaching party has the right to terminate the contract unilaterally.

8.	Rights and obligations of Party A and Party B:

8.1	Rights and obligations of Party A:

Party A shall ensure the completion of the property’s infrastructure and shall not sublet the property without the permission of Party B.

8.2	Rights and obligations of Party B:

i.	Party B shall pay the rent on time and have the obligation to maintain and repair the property during the lease period.

ii.	During the lease period of the property, all expenses incurred by Party B due to its production and operation shall be borne by Party B itself.

9.	This Agreement shall come into force from the date of execution. In case of any dispute, both parties shall settle it through negotiation. If the negotiation fails, the dispute shall be submitted to Changshu people's court for judgment.

10.	This agreement is made in duplicate, one for each party.

Party A：	Party B：
Legal Person：	Legal Person：

Signing date: January 1, 2022